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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                DTM CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                DTM CORPORATION
                     (NAMES OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  23333 L 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOHN S. MURCHISON, III
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                DTM CORPORATION
                          1611 HEADWAY CIRCLE, BLDG. 2
                              AUSTIN, TEXAS 78754
                           TELEPHONE: (512) 339-2922
                           FACSIMILE: (512) 832-6753

                                WITH A COPY TO:
                             J. MATTHEW LYONS, P.C.
                        BROBECK, PHLEGER & HARRISON LLP
                             4801 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                           TELEPHONE: (512) 330-4000
                           FACSIMILE: (512) 330-4001

    (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

     The subject company is DTM Corporation, a Texas corporation. DTM's principal executive office is located at 1611 Headway Circle, Building 2, Austin, Texas, 78754 and our telephone number is (512) 339-2922. The terms "DTM," "we," "us" and "our" as used in this Schedule 14D-9 refer to DTM Corporation and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

     The title of the class of equity securities to which this Schedule 14D-9 relates is our common stock, par value $0.0002 per share. As of April 26, 2001, there were 7,127,397 shares of our common stock outstanding, and 7,819,915 shares, including shares issuable upon the exercise of outstanding stock options, outstanding on a fully diluted basis.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     We are also the filing person for this Schedule 14D-9. Our name, business address and telephone number are listed in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Tiger Deals, Inc., a Delaware corporation and indirect wholly owned subsidiary of 3D Systems Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of our common stock at the purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 2, 2001, by and among DTM, 3D Systems and Tiger Deals and upon the terms and subject to the conditions set forth in Tiger Deals' Offer to Purchase dated April 30, 2001 and the related Letter of Transmittal. We filed the offer to purchase and the letter of transmittal as Exhibits 1 and 2 to this
Schedule 14D-9. We incorporate by reference the merger agreement which is attached as Exhibit 2.1 to the current report on Form 8-K we filed with the SEC on April 6, 2001. The offer to purchase and the letter of transmittal are part of a Tender Offer Statement on Schedule TO filed by 3D Systems and Tiger Deals with the SEC on April 30, 2001. The Schedule TO discloses that the principal executive offices of 3D Systems and Tiger Deals are located at 26081 Avenue Hall, Valencia, California 91355 and their telephone number is (661) 295-5600.

     The tender offer is conditioned upon the receipt by 3D Systems of all financing necessary to fund all financial obligations arising in connection with the offer, the merger and the transactions contemplated by the merger agreement. 3D Systems has informed us that it estimates that the total amount of funds required to consummate the offer and the merger, to pay for the cancellation of DTM employee stock options and to pay for related fees and expenses to be approximately $48.0 million. 3D Systems has informed us that it will obtain the necessary funds through available cash on hand and two credit facilities which U.S. Bank, N.A. has committed to provide 3D Systems in a commitment letter dated April 24, 2001. Pursuant to this commitment letter, U.S. Bank, N.A. has committed to make 3D Systems loans consisting of a $26.5 million revolving line of credit and a $15.0 million commercial term loan, upon the terms and conditions described in the commitment letter. We incorporate by reference the summary of the material provisions of this commitment letter which is included in Section 10 of the offer to purchase we filed as Exhibit 1 to this Schedule 14D-9. In addition, the commitment letter is filed as Exhibit (b) to the Schedule TO. You should read it carefully in its entirety. 3D Systems has no other financing arrangements or alternative financing plans in place in the event these credit facilities fall through. In such a situation, 3D Systems will seek alternative sources of financing. We cannot assure you that the 3D Systems will obtain the necessary financing.

     The merger agreement provides that, as soon as practicable after satisfaction of all conditions to the merger, the following will occur:

     - Tiger Deals will merge with and into us and we will be the surviving corporation after the merger;

     - at the effective time of the merger, the articles of incorporation and bylaws of the surviving corporation will be amended and restated to be identical to Tiger Deals' certificate of incorporation and bylaws as in effect immediately prior to the effective time of the merger, except that the name of the surviving corporation will be "DTM Corporation;" and

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     - at the effective time of the merger, Tiger Deals' directors and officers will become the initial directors and officers of the surviving corporation until the director's or officer's successor is duly elected or appointed.

     At the effective time of the merger, each outstanding share of our common stock (other than shares held by us in treasury or by 3D Systems or Tiger Deals, which shall be cancelled, and shares held by shareholders who have properly exercised appraisal rights under Texas law) will be converted into the right to receive $5.80 in cash, or any higher price that may be paid per share in the tender offer, less any required withholding taxes, upon surrender of the DTM stock certificate. Moreover, the merger agreement provides that at the effective time of the merger each outstanding and unexercised option to purchase shares of our common stock, whether vested or unvested, will accelerate and convert into an obligation of ours to pay to the holders of those options a cash amount for each option that is equal to (1) the excess, if any, of the $5.80 per share consideration, or any higher price that may be paid per share in the tender offer, over the exercise price per share of the subject option multiplied by (2) the number of shares underlying the option.

     We have agreed that if 3D Systems and Tiger Deals acquire at least 90% of our outstanding common stock in the tender offer, we will take all necessary action to make the merger effective as a "short-form" merger under which the merger will become effective as soon as practicable after the expiration date of the tender offer without a meeting of our shareholders and without the written consent of our shareholders.

     In addition to the requirement that 3D Systems secure financing prior to commencing the tender offer, the consummation of the tender offer is also subject to a number of conditions, including, among others, that:

     - the number of shares of common stock tendered by the expiration date of the offer and not withdrawn exceeds 67% of the number of outstanding shares of our common stock, as determined on a fully diluted basis;

       Note: As of the date of this Schedule 14D-9, 5,239,343 shares, representing 67% of our shares on a fully diluted basis, and 73.5% of our outstanding shares would be required to be tendered in order to satisfy this condition.

     - all approvals and consents required by the merger agreement are obtained;

     - no law, order or action is entered into, issued, promulgated or threatened which would challenge the legality of the tender offer, limit 3D Systems' ownership or operation of us, impose ownership limits on 3D Systems, require a divestiture by 3D Systems or have a material adverse effect on us;

     - there is no material adverse change (as defined in the merger agreement) to our consolidated financial condition, business or results of operations;

     - our board of directors maintains its recommendation of the tender offer, another person does not acquire a majority of the outstanding shares of our common stock or a third party does not enter into a definitive agreement or a written agreement in principle with us with regard to an acquisition proposal (as defined in the merger agreement) regarding our company;

     - our representations in the merger agreement remain true and correct;

     - we perform and comply with all material agreements or covenants in the merger agreement; and

     - the merger agreement is not terminated.

     In connection with the execution of the merger agreement, each of DTM Acquisition Company, L.P., our largest shareholder, and John S. Murchison, III, our Chief Executive Officer and President, entered into a tender and voting agreement with 3D Systems and Tiger Deals. The tender and voting agreements provide that DTM Acquisition Company and Mr. Murchison agree to (1) tender (and not withdraw) its or his shares in the tender offer and (2) vote its or his shares to approve the merger agreement and against any other business combination transactions involving us. As of April 26, 2001, DTM Acquisition Company beneficially owned 3,509,357 shares of our common stock, or approximately 44.88% of our shares on a fully diluted basis and 49.24% of our outstanding shares, and Mr. Murchison beneficially owned 239,028 shares of our common stock (including 235,028 shares issuable upon the exercise of stock

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options), or approximately 3.06% of our shares on a fully diluted basis and
0.06% of our outstanding shares. We incorporate by reference the tender and voting agreements which are attached as Exhibit 2.2 and Exhibit 2.3, respectively, to the current report on Form 8-K we filed with the SEC on April 6, 2001.

     All information in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference concerning 3D Systems or Tiger Deals, or actions or events with respect to either of them, was provided by 3D Systems or Tiger Deals, respectively. Information contained in this Schedule 14D-9 with respect to our company and our advisors, or actions or events with respect to either of them, has been provided by us.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     For a description of contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates, or (2) 3D Systems or Tiger Deals or their executive officers, directors or affiliates, see "Section
11. Background of the Offer; Past Contacts, Transactions or Negotiations with DTM" in the offer to purchase, which is incorporated by reference in this
Schedule 14D-9. Other contracts, agreements, arrangements or understandings between us or our affiliates and certain of our directors and executive officers are described under the captions "Executive Compensation" and "Certain Relationships and Related Transactions" in our annual report of Form 10-K that we filed with the SEC on March 19, 2001 and amended on April 23, 2001. We filed the relevant portions of the annual report as Exhibit 6 to this Schedule 14D-9 and we incorporate them by reference. Except as set forth in this Item 3, to our knowledge, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates, or (2) 3D Systems or Tiger Deals or their respective executive officers, directors or affiliates.

  The Merger Agreement

     We incorporate by reference the summary of the material provisions of the merger agreement and a statement of the material conditions to the tender offer which are included in Sections 13 and 14, respectively, of the offer to purchase. The summary of the merger agreement is qualified in its entirety by reference to the merger agreement, which has been attached as Exhibit 2.1 to the current report on Form 8-K we filed with the SEC on April 6, 2001, and we incorporate it by reference. The summary may not contain all the information that is important to you. Accordingly, you should read carefully the merger agreement in its entirety for a more complete description of the matters summarized in the offer to purchase.

  The Tender and Voting Agreements

     We incorporate by reference the summary of the material provisions of the tender and voting agreements which is included in Section 13 of the offer to purchase. The summary of the tender and voting agreements is qualified in its entirety by reference to the tender and voting agreements, which have been filed as Exhibits 2.2 and 2.3 to the current report on Form 8-K we filed with the SEC on April 6, 2001, and we incorporate them by reference. The summary may not contain all the information that is important to you. Accordingly, you should read carefully the tender and voting agreements in their entirety for a more complete description of the matters summarized in the offer to purchase.

  Agreements Between Us and Our Executive Officers

     Members of our management, including John S. Murchison, III, our Chief Executive Officer and President, who is also a member of our board of directors, have interests in the transactions contemplated by the merger agreement that are in addition to their interests as our shareholders generally. For a description of these interests please see "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Agreements Between Us and Our Executive Officers -- The Severance Agreements" and "--Stock Options" of this Schedule 14D-9. In addition, following the consummation of the transactions

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contemplated by the merger agreement, Mr. Murchison is expected to be named to
3D Systems' board of directors. The special committee of our board of directors, consisting entirely of directors who are not members of our management or affiliated with 3D Systems or Tiger Deals, was aware of these interests and considered them along with the matters described in Item 4 in recommending the approval of the merger agreement to our full board of directors.

     The Severance Agreements

     On March 26, 2001, the compensation committee of our board of directors, upon the recommendation of the special committee of our board of directors that was formed to consider and review the proposals we had received, unanimously approved, and on March 30, 2001 we entered into, severance agreements with: John
S. Murchison, III, our Chief Executive Officer and President, and Geoffrey W. Kreiger, Patrick Lordi, Kevin McAlea and Ronald K. Skaggs, each of whom is a vice president of our company. The severance agreements provide that in the event of, in the case of Mr. Murchison, a change of control of our company, and, in the case of the other executive officers, a termination of the officer's employment in connection with a change in control of our company, each officer will receive, among other benefits:

     - payments in an aggregate amount equal to one and one-half times the officer's salary in effect on the date of the severance agreement plus three-fourths of the maximum bonus payable to the officer under our management incentive plan; and

     - health care coverage for 18 months.

The payments will be made in equal installments at semi-monthly intervals over the 18 month period following the event. Under the terms of the severance agreements, both the consummation of the merger and a successful tender offer will constitute a change of control, and in furtherance of this, 3D Systems has agreed in the merger agreement to continue to honor the terms of each of the severance agreements. We incorporate by reference the severance agreements which are attached as Exhibit 10.1 though Exhibit 10.5 to the current report on Form 8-K we filed with the SEC on April 6, 2001.

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     Stock Options

     We maintain the following stock option plans: "The DTM Corporation 1996 Stock Option Plan," "The DTM Corporation 1998 Stock Option Plan" and "The DTM Corporation 1999 Stock Incentive Plan." The table below shows, as to each of our directors and executive officers, the number of shares of our common stock subject to options granted under these stock option plans. The merger agreement provides that, at the effective time of the merger, each outstanding and unexercised option to purchase shares of our common stock, whether vested or unvested, will accelerate and be converted into an obligation of ours to pay to the holders of those options a cash amount for each option that is equal to (1) the excess, if any, of the $5.80 per share consideration, or any higher price that may be paid per share in the tender offer, over the exercise price per share of the subject option multiplied by (2) the number of shares underlying the option.

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                                  EXERCISE     AGGREGATE
                                                    NUMBER OF      RANGE OF        PRICE        VALUE OF
                                                     SHARES     EXERCISE PRICES     PER          STOCK
             NAME                    POSITION        GRANTED       PER SHARE       SHARE       OPTIONS(1)
             ----                    --------       ---------   ---------------   --------   --------------
John S. Murchison, III.........  Chief Executive     235,028     $1.25 - 2.23     $1.844        $931,872
                                 Officer,
                                 President and
                                   Director
Geoffrey W. Kreiger............  Vice President,     105,000     1.25 - 2.00       1.414         460,550
                                 Finance
                                 and
                                   Administration,
                                   Chief Financial
                                   Officer,
                                   Treasurer and
                                   Secretary
Kevin McAlea, Ph.D. ...........  Vice President,     125,707     1.25 - 2.23       1.539         535,624
                                 Marketing and
                                   Business
                                   Development
Patrick Lordi..................  Vice President,      75,000         3.50          3.500         172,500
                                 Worldwide Sales
Ronald K. Skaggs...............  Vice President,      35,000         5.25          5.250          19,250
                                 Worldwide
                                   Services
Lawrence Goldstein(2)..........  Director                -0-          --            --                --
Anthony Mariotti(2)............  Director                -0-          --            --                --
Paul W. Murrill................  Director             24,000        3.969          3.969          43,944
Thomas G. Ricks(3).............  Director                -0-          --            --                --
James B. Skaggs................  Director             29,000     1.47 - 2.438      1.637         120,730

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(1) Using the $5.80 per share offer price.

(2) Due to their affiliation with DTM Acquisition Company, our largest shareholder, Messrs. Goldstein and Mariotti have waived their rights to receive the option grants to which they would have been entitled under our stock option plans.

(3) Mr. Ricks resigned from our board of directors effective April 24, 2001, contemporaneously with his resignation from The University of Texas Investment Management Company to pursue another employment opportunity. Mr. Ricks had, in the past, waived his right to receive option grants under our stock option plans and, upon his resignation, agreed to forego any options to which he might have been entitled.

     In addition, Mr. Murchison holds an option for 25,000 shares at an exercise price of $8.03 per share and Mr. McAlea holds an option for 15,000 shares at an exercise price of $8.03 per share. These options will be cancelled upon the consummation of the transactions contemplated in the merger agreement.

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  Arrangements With Respect to Our Board of Directors

     Director and Officer Indemnification; Insurance

     The merger agreement provides that we will indemnify each person who is now, or has been at any time prior to the execution date of the merger agreement, an officer or director of ours, for any claim, liability, loss, damage, amount paid in settlement, cost or expense, including reasonable attorney fees and expenses, occurring at or prior to the effective time of the merger, arising (1) out of the merger agreement and the transactions contemplated by the agreement and (2) out of the fact that the person is or was an officer or director of ours.

     In addition, the surviving corporation will maintain in effect, if available, for not less than six years after the effective time of the merger the current directors' and officers' liability insurance maintained by us with respect to matters existing or occurring at or prior to the effective time of the merger. Neither the surviving corporation nor 3D Systems will be required to pay annual premiums for this insurance in excess of 200% of the annual premium currently paid by us. In addition, 3D Systems, at its election, may cause coverage to be provided under any policy maintained for its benefit, so long as the terms are not materially less advantageous to the intended beneficiaries than the existing insurance coverage.

     In addition, following the effective time of the merger, 3D Systems and Tiger Deals will cause the surviving corporation in the merger to fulfill and honor our obligations under any indemnification agreements between us and our directors and officers as well as any indemnification provisions under our organizational documents. The Texas Business Corporation Act permits, and
Article VIII of our amended and restated articles of incorporation provides for, the elimination of liability of our directors for monetary damages for any act or omission as a director in any proceeding brought by or in the right of our company or brought by or on behalf of our shareholders except for (1) cases of intentional misconduct or a knowing violation of law, (2) any breach of the director's duty of loyalty to our company or our shareholders, (3) any transaction from which the director derived an improper benefit, (4) acts or omissions for which liability is expressly provided by statute or (5) acts related to an unlawful stock repurchase or payment of a dividend. Any indemnification obligation will be subject to limitations imposed under applicable law and will not exceed our net worth as of the effective time of the merger.

     We incorporate by reference the full text of Article VIII of our amended and restated articles of incorporation, as in effect prior to the proposed merger and which we filed as Exhibit 12 to this Schedule 14D-9.

     Special Committee Compensation

     In connection with the formation of the special committee to consider and review the proposals we had received, our board of directors authorized the payment to each member of the special committee of a one-time fee of $20,000, plus reimbursement of out of pocket expenses, as compensation for the time spent considering, and participating in negotiations and deliberations respecting, business combination proposals received by our company. Our directors who comprise the special committee are Anthony Mariotti, Paul W. Murrill and James
B. Skaggs. Mr. Mariotti has agreed to waive his right to receive this fee.

  Agreements with 3D Systems, Tiger Deals or their Affiliates

     Confidentiality Agreement

     On March 17, 2001, we executed a confidentiality agreement with 3D Systems. The confidentiality agreement, which supersedes a prior mutual nondisclosure agreement between 3D Systems and us dated January 25, 2000, contains customary provisions pursuant to which, among other things, each party agreed on behalf of itself and its representatives, subject to limited exceptions, to maintain the confidentiality of the other party's nonpublic, confidential or proprietary information furnished to it and to use the confidential information solely in connection with evaluating a business combination between the parties. In addition, both parties agreed not to disclose to any third parties the fact that negotiations were taking place. The confidentiality agreement also provides that for a period of two years after the termination of

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discussions between the parties, neither party shall, without the prior written consent of the other party, directly or indirectly solicit for hire any person currently employed by the other party, except under the conditions provided in the confidentiality agreement.

     In addition, the confidentiality agreement contains a standstill provision pursuant to which, among other things, for a period of 15 months from the date of the confidentiality agreement, neither party nor its respective representatives will, in any manner:

     - acquire, offer to acquire, or agree to acquire (directly or indirectly, by purchase or otherwise) any voting securities of the other party or any subsidiaries of the other party, or of any successor to or person in control of the other party, or the material assets of the other party or any subsidiary or division of the other party or of any such successor or controlling person;

     - make or participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to, the voting of any voting securities of the other party; or

     - make any public announcement with respect to, or submit a proposal or offer in connection with either of the foregoing.

     Such provisions shall terminate in the event that:

     - any third party not affiliated with either us or 3D Systems initiates or announces its intentions to initiate a tender offer or exchange offer for, or otherwise proposes or agrees to acquire, our or 3D Systems' common stock or other equity interests;

     - it is publicly disclosed that voting securities representing more than or equal to 15% of either our or 3D Systems' total voting power then outstanding have been acquired or are proposed to be acquired by any person or group not affiliated with the other party in a single transaction or a series of related transactions; or

     - either we or 3D Systems enter into any agreement to merge with, or sell or dispose of 50% or more of our or their, respectively, assets or earning power to, any person not affiliated with such party.

     We incorporate by reference the full text of the confidentiality agreement which we filed as Exhibit 13 to this Schedule 14D-9.

     Exclusivity Agreement

     Concurrently with the execution of the confidentiality agreement on March 17, 2001, we entered into an exclusivity letter agreement with 3D Systems pursuant to which we agreed, from such date until April 2, 2001 and subject to specified conditions:

     - that neither we nor our representatives would initiate, solicit, negotiate, encourage or provide confidential information to facilitate any inquiries or the making of any proposal or offer that may reasonably lead to an alternative transaction;

     - immediately to terminate discussions and negotiations in which we or our representatives may have been involved with respect to an alternative transaction proposal; and

     - to notify 3D Systems promptly if we received any inquiries or proposals, requests for information or if negotiations or discussions are sought to be initiated or continued with us.

     However, the agreement did not prohibit us from furnishing confidential information to, and participating in negotiations with, a person making an unsolicited proposal for an alternative transaction if our board of directors reasonably determined in good faith after consultation with our legal counsel that the failure to furnish this information would constitute a breach of its fiduciary duties. Prior to furnishing this information to, or entering discussions or negotiations with, any person concerning an alternative transaction proposal, we would have been required to receive from such person an executed confidentiality agreement on terms not less favorable to us than the confidentiality agreement between us and 3D
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Systems and provide written notice to 3D Systems that were are furnishing this information or entering discussions with such person. We also would have been required to provide 3D Systems with a summary of the terms of the alternative transaction proposal including the identity of the person making the proposal.

     If, prior to May 30, 2001, our board of directors, in the exercise of its fiduciary duties, recommended an alternative transaction, then we would have been required to reimburse 3D Systems for all actual, reasonable out of pocket costs and expenses, not to exceed $125,000, incurred by 3D Systems in connection with the possible transaction between 3D Systems and us.

     All obligations under the exclusivity letter agreement terminated when we signed the merger agreement.

     We incorporate by reference the full text of the exclusivity letter agreement which we filed as Exhibit 14 to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Recommendation of Our Board of Directors

     Our board of directors, after discussion and deliberation, at a meeting duly called and held on April 2, 2001, unanimously:

     - determined that each of the merger agreement and the tender and voting agreements is advisable and fair to, and in the best interests of, our shareholders;

     - approved the execution, delivery and performance of the merger agreement and each of the tender and voting agreements and the completion of the transactions contemplated by those agreements, including the tender offer and the merger; and

     - declared the advisability of the merger agreement and resolved to recommend acceptance of the offer and adoption of the merger agreement by the holders of shares of our common stock.

               OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
               OUR SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER.

  Background of the Offer; Contacts with 3D Systems

     In November 1999, Anthony Mariotti, one of our directors, and Brian Service, 3D Systems' Chief Executive Officer and President, had preliminary telephonic conversations to discuss the possibility of our company and 3D Systems entering into a transaction.

     To facilitate these discussions, we entered into a mutual nondisclosure agreement with 3D Systems on January 25, 2000.

     On February 9, 2000, John S. Murchison, III, our Chief Executive Officer and President, Geoffrey W. Kreiger, our Chief Financial Officer, Kevin McAlea, our Vice President of Marketing and Business Development, and Anthony Mariotti, one of our directors, held a preliminary meeting in Austin, Texas with G. Walter Loewenbaum II, 3D Systems' Chairman, Brian Service, 3D Systems' Chief Executive Officer and President, Charles Hull, 3D Systems' Chief Technology Officer, and
A. Sidney Alpert, 3D Systems' general counsel at that time, to discuss our mutual interest in a potential business combination.

     Throughout the month of February 2000, informal discussions regarding a possible business combination continued, and limited financial valuation analyses were exchanged, between our representatives and those of 3D Systems. On March 10, 2000, we held a regular meeting of our board of directors at which Mr. Mariotti updated the board of directors with respect to discussions with 3D Systems. At that meeting, our board of directors determined that 3D Systems' preliminary proposal, which did not offer a significant premium over the market price at that time, was not in the best interests of our shareholders.

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

     Almost a year later, on February 22, 2001, pursuant to a telephone call from Mr. Loewenbaum, Mr. Mariotti and Mr. Loewenbaum met in Austin, Texas to discuss the ongoing litigation proceedings between our company and EOS GmbH. At that time, EOS was threatening to cause 3D Systems to become a party to this litigation because EOS's lawsuit against us alleges that we have infringed and continue to infringe certain U.S. patents licensed to EOS by 3D Systems. This discussion led Messrs. Mariotti and Loewenbaum to resume discussions regarding potential strategic opportunities of a business combination of our company and 3D Systems.

     On February 23, 2001, Messrs. Mariotti, Murchison, Loewenbaum and Service met in Austin, Texas to continue discussions regarding a possible business combination. During these meetings, the parties discussed the current operations of our company, the structure of a proposed transaction and the potential synergies of a combination.

     On February 28, 2001, we received from 3D Systems a non-binding offer letter to acquire all of our outstanding common stock for $5.25 per share, subject to, among other conditions, satisfactory conclusion of due diligence, a 30-day exclusivity period and an agreement from key shareholders to tender their shares and support the proposed transaction.

     On March 1, 2001, we received a non-binding offer letter from an investment group, including our chief executive officer and members of our management team, to acquire all of our company's common stock for a cash purchase price per share that was less than $5.00 per share. Moreover, the proposed offer was subject to a number of conditions, including satisfactory completion of due diligence, and would have required payment of the offeror's expenses incurred in the diligence process and a lengthy exclusivity period.

     At a special telephonic meeting held on March 5, 2001, our board of directors established a special committee consisting of independent directors to consider and review the proposals we had received, and might in the future receive, with respect to business combinations, including the proposals by 3D Systems and the investment group involving members of our management, and authorized and empowered the special committee to retain and consult with advisors, including financial and legal advisors, and to take action as the special committee deemed advisable and appropriate. Messrs. Mariotti, Murrill and Skaggs were named as the special committee. At this meeting, our board of directors also reviewed their fiduciary duties, particularly in connection with such proposals, with representatives of Brobeck, Phleger & Harrison LLP, our outside legal counsel.

     At a meeting held on March 7, 2001, the special committee met with representatives of Hoak Breedlove Wesneski & Co. to discuss the financial advisory services Hoak Breedlove could provide to DTM. The special committee authorized and empowered Mr. Mariotti, a member of the special committee, to negotiate the potential engagement of Hoak Breedlove to serve as DTM's financial advisor and to enter into, execute and deliver such agreements and arrangements providing for the engagement of Hoak Breedlove.

     Pursuant to a letter agreement dated March 12, 2001, we engaged Hoak Breedlove to act as our financial advisor in connection with our intent to consider acquisition offers and, if requested by us, to render to our board of directors an opinion with respect to the fairness, from a financial point of view, to our shareholders of the consideration to be received in any such acquisition. Moreover, as part of its services Hoak Breedlove was requested to review and report back to the special committee from time to time on the strategic alternatives available to us.

     At a telephonic meeting held on the morning of March 12, 2001, the special committee, with its financial and legal advisors, reviewed the status of the proposals we had received with respect to business combinations. The special committee discussed the request by 3D Systems for us to enter into an exclusivity agreement and determined that such an arrangement was not in the best interests of DTM and our shareholders until the proposal by 3D Systems was improved.

     At that meeting, the special committee discussed the likely desire of any acquiror that our management team remain with our company, even if for a limited transition period, after any acquisition.

The special committee carefully considered the risk that the management team might decide to terminate employment with us if we chose to proceed with any proposal other than the one we had received from the investment group involving members of our management. The special committee believed that there was a significant risk to our business and our ability to maximize the value to our shareholders upon a sale of our company if we were unable to retain the services of our senior management or find ways to properly provide assurances to management so that they would be in a position to assist the board of directors in maximizing shareholder value in a transaction. Accordingly, the special committee, after discussion and deliberation, decided to recommend to the compensation committee of our board of directors specified compensation and benefit payments to members of our management in connection with a change in control in our company to promote the retention of key members of our management team through the sale process. On March 26, 2001, the compensation committee unanimously approved the severance agreements. Prior to the commencement of discussions with respect to the sale of our company, the compensation committee had intended to make additional option grants for the purpose of retaining and motivating management. The compensation committee decided to delay any decision regarding additional option grants pending the outcome of the merger discussions. However, as part of its consideration, the compensation committee considered the severance agreements to be an appropriate means of providing management with an appropriate incentive to remain with the company that would not be dilutive to the price received by our shareholders in any acquisition. The agreements were negotiated and finalized over the ensuing weeks. Definitive agreements were executed on March 30, 2001 and are described above in the section entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Agreements between Us and Our Executive Officers -- The Severance Agreements."

     Subsequent to the special committee meeting, Hoak Breedlove contacted A.G. Edwards, 3D Systems' financial advisor, and indicated that the special committee had reviewed 3D Systems' non-binding offer letter dated February 28, 2001 as well as a proposal we had received from another potential acquiror. Hoak Breedlove indicated to A.G. Edwards that the special committee had determined that entering into an exclusivity agreement with 3D Systems was not in the best interests of DTM and our shareholders based on 3D Systems' proposed offer letter.

     On March 13, 2001, Hoak Breedlove contacted the investment group involving members of our management to further negotiate its proposal. The investment group informed Hoak Breedlove that it was not interested in engaging in a competitive process for the acquisition of our company and reiterated its initial proposal to acquire our company. Because such proposal contained an offer price range that was lower than the price offered by a competing bidder, Hoak Breedlove informed the investment group that the special committee had determined that entering into an exclusivity agreement with the investment group for a lengthy period, as requested in its proposal, was not in the best interests of our shareholders until the proposal by the investment group was improved. We did not receive a revised proposal from the investment group.

     On March 13, 2001, the special committee received a letter from 3D Systems indicating that 3D Systems was unwilling to commit the time and resources necessary to launch their due diligence investigation and proceed with the transaction process in the presence of the competing offer. In this letter, 3D Systems reiterated its earlier proposal as set forth in its February 28, 2001 non-binding offer letter including its request for an exclusivity period.

     On March 13 and 14, 2001, discussions continued between 3D Systems and us regarding the valuation of our company, the possibility of an exclusivity period and the proposed transaction. On March 14, 2001, Hoak Breedlove contacted A.G. Edwards and indicated that the special committee had received 3D Systems' March 13, 2001 letter, but believed that the proposed price was not sufficient to grant 3D Systems a period of exclusivity in which to conduct its due diligence. In a separate conversation on March 14, 2001, Hoak Breedlove indicated to A.G. Edwards that the special committee believed the proposed price per share should be increased and that in any event the exclusivity period should be reduced from 30 days to not more than two weeks.

     On March 14, 2001, Mr. Mariotti contacted Mr. Service directly and discussed the special committee's response to 3D Systems' proposal. Mr. Mariotti reiterated that 3D Systems' offer price would need to be higher than the current offer of $5.25 per share in order for the special committee to agree to an exclusivity period. Mr. Service inquired as to whether a price range of $5.50 - $6.00 would be sufficient, and Mr. Mariotti expressed his belief that such a price range would be adequate to justify granting 3D Systems a two-week exclusivity period in which to conduct its due diligence review of our company and gather the information it needed to formulate its best offer, but that any decision would be made by the special committee.

     At a telephonic meeting held on the morning of March 15, 2001, the special committee reviewed the status of the proposals we had received with respect to potential business combinations. The special committee, with its financial and legal advisors, discussed the letter we had received from 3D Systems dated March 13, 2001, as well as 3D Systems' renewed request for us to enter into an exclusivity agreement. The special committee determined that, if 3D Systems were able to offer a higher purchase price of a substantial premium over the current market price, it would be in the best interests of our shareholders for us to enter into an exclusive arrangement with 3D Systems, for a limited time period and subject to termination if necessary for our board of directors to uphold its fiduciary duties in the event we received a superior proposal. The special committee also discussed the commencement of the due diligence process.

     On March 15, 2001, we received another non-binding offer letter from 3D Systems to acquire the outstanding shares of our common stock at a price in the range of $5.50 - $6.00 per share, subject to, among other conditions, satisfactory completion of due diligence and a two-week period of exclusivity. Later that day, Hoak Breedlove contacted A.G. Edwards and indicated that the special committee had agreed to grant 3D Systems a two-week exclusivity period based on 3D Systems' most recent offer letter.

     During the next few days, our representatives negotiated the terms of an exclusivity agreement and a confidentiality agreement with 3D Systems. On March 17, 2001, we entered into an exclusivity agreement and a confidentiality agreement with 3D Systems as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Agreements with 3D Systems, Tiger Deals or Their Affiliates."

     On March 18, 2001, 3D Systems and its financial and legal advisors commenced their preliminary business and legal due diligence of our company. Additional due diligence was conducted by 3D Systems' financial and legal advisors and Deloitte & Touche, its independent public accountants, in meetings held in Austin, Texas with our management on March 20 - 22, 2001. During these meetings, the parties discussed the business, financial, accounting, legal, intellectual property and other affairs of our company. The parties continued these due diligence activities during the following week.

     On March 27, 2001, the special committee received from 3D Systems a non-binding offer letter to acquire the outstanding shares of our common stock for $5.75 per share.

     At a telephonic meeting held on the morning of March 28, 2001, the special committee reviewed the status of the acquisition discussions with 3D Systems. Representatives of Hoak Breedlove presented an overview of its independent valuation analysis and indicated that the offered consideration appeared to be adequate to justify continued negotiations with 3D Systems. The special committee also discussed the current draft of the merger agreement we had received from 3D Systems' legal counsel and the status of 3D Systems' financing source for the transaction. The special committee decided to reconvene later in the day in order to further discuss the draft of the merger agreement and to allow Hoak Breedlove to continue negotiations with A.G. Edwards and further explore with A.G. Edwards 3D Systems' proposals for financing the transaction.

     After the morning meeting of the special committee on March 28, 2001, Hoak Breedlove contacted A.G. Edwards on behalf of the special committee to propose a purchase price of $6.00 per share. Hoak Breedlove also discussed other terms contained in the draft of the merger agreement, including the status of 3D Systems' financing commitments.

     At a telephonic meeting held on the afternoon of March 28, 2001, the special committee was updated by Brobeck on negotiations with respect to the draft of the merger agreement and, after careful consideration of the proposed transaction and the independent valuation analysis performed by Hoak Breedlove, voted to recommend that our full board of directors approve the merger, subject to, among other things, resolution of open business issues and negotiation of definitive agreements.

     Between March 28 and April 2, 2001, there were numerous meetings and telephonic conferences between 3D Systems and its financial and legal advisors, on the one hand, and our company, Hoak Breedlove and Brobeck, on the other hand, to negotiate the provisions of the merger agreement and the tender and voting agreements. Additional due diligence was also conducted by 3D Systems' outside counsel.

     At a special telephonic meeting held on March 30, 2001, our board of directors reviewed the status of the acquisition negotiations with 3D Systems. Representatives of Hoak Breedlove also presented an overview of its independent valuation analysis to our board of directors.

     On April 1, 2001, Messrs. Mariotti and Loewenbaum, together with their respective financial and legal advisors, met to negotiate the remaining terms of the merger agreement, including, among other things, 3D Systems' conditions to the offer, including the receipt of financing, and the purchase price. Following these discussions, the parties agreed to recommend to their respective boards of directors an increased offer price of $5.80 per share.

     On the morning of April 2, 2001, Hoak Breedlove contacted A.G. Edwards and was informed that 3D Systems' board of directors had unanimously approved and authorized the execution of the merger agreement, the tender and voting agreements and the transactions contemplated by those agreements.

     At a meeting held on the afternoon of April 2, 2001, our board of directors formally reviewed the recommendation made by the special committee regarding the merger. At this meeting, Hoak Breedlove delivered its opinion in a letter dated April 2, 2001, a copy of which we filed as Exhibit 15 to this Schedule 14D-9 and is attached as Annex A to this Schedule 14D-9 and incorporated by reference. This opinion is described in more detail below. At the conclusion of the meeting, and after careful deliberation and discussion, our board of directors unanimously (1) determined that each of the merger agreement and the tender and voting agreements is advisable and fair to, and in the best interests of, our shareholders, (2) approved the execution, delivery and performance of the merger agreement and each of the tender and voting agreements and the completion of the transactions contemplated by those agreements, including the tender offer and the merger, and (3) declared the advisability of the merger agreement and resolved to recommend acceptance of the offer and adoption of the merger agreement by the holders of shares of our common stock.

     Later in the afternoon of April 2, 2001, the respective parties to the merger agreement and the tender and voting agreements executed and delivered those agreements.

     On April 3, 2001, the parties issued a joint press release announcing the signing of the merger agreement. We incorporate by reference the full text of the press release which we filed as Exhibit 16 to this Schedule 14D-9.

     On April 27, 2001, 3D Systems issued a press release announcing its receipt of a financing commitment from U.S. Bank, N.A. in an amount sufficient to fund the offer. Pursuant to the merger agreement, the parties agreed to commence the tender offer on April 30, 2001.

  Reasons for the Recommendation of Our Board of Directors.

     In approving the merger agreement and the transactions contemplated by the merger agreement, and recommending that all shareholders tender their shares of our common stock pursuant to 3D Systems' offer to purchase, our board of directors considered a number of factors, including the following:

     - Our Operating and Financial Condition. Our board of directors considered our current and historical financial condition and results of operations, as well as our prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which we operate.

     - Market Price and Premium. Our board of directors considered the recent and historical price and trading activity of our common stock. In particular, our board of directors considered that the price of $5.80 per share to be paid in the tender offer represents a premium of 74.7% when compared to $3.32, the average price per share of our common stock for the 30-day period immediately prior to the date the special committee voted to approve the transaction.

     - Strategic Alternatives. Our board of directors reviewed, with our executive management, our prospects and anticipated competitive position if we were to retain our current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue our current strategy in an intensely competitive industry environment marked by increasing litigation. Our board of directors considered comparable transactions as well as possible alternatives to the offer and the merger involving third parties (including the preliminary discussions regarding a potential transaction involving our company with the investment group involved with management), the likelihood of consummation of such comparable and alternative transactions and the risks associated with them. In considering the likelihood of our receiving other comparable proposals, our board of directors discussed the scarcity of potential suitors or suitable strategic partners based on our directors' and officers' knowledge of the industry, including informal discussions with other parties from time to time in the ordinary course of business. Based on prior discussions and knowledge of the available partners, our board of directors was not aware of any other parties that would be in a financial position to be able to acquire our company. Our board of directors also took into account the fact that, in its view, conducting an extensive public auction process prior to selling our company would be detrimental to us, would cause significant disruption in our existing operations and would not be likely to produce a better result.

     - Hoak Breedlove Wesneski & Co. Fairness Opinion and Analysis. Our board of directors considered the fairness opinion of Hoak Breedlove, dated April 2, 2001, that based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of shares of our common stock, pursuant to the tender offer and the merger was fair, from a financial point of view, to such holders. Our shareholders are urged to read the fairness opinion which is attached as Annex A to this Schedule 14D-9 carefully and in its entirety before deciding whether to tender their shares as recommended by our board of directors.

     - 3D Systems' Industry Position. Our board of directors reasoned that, as the market leader in the solid imaging industry, 3D Systems was in the best strategic position to acquire our company and would likely be willing to pay more for our company than any other suitor.

     - Special Committee Formation and Arm's-Length Negotiations. Our board of directors considered the fact that the tender offer, the merger agreement and the transactions contemplated by the merger agreement were the product of arm's-length negotiations between 3D Systems and the special committee, none of whose members were employed by us or 3D Systems (except in their capacities as directors of our company) or otherwise had any interest in the transaction other than as shareholders of our company.

     - Superior Proposal. Our board of directors considered the fact that while the merger agreement prohibits us from soliciting proposals concerning an acquisition of our company, our board of directors, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior proposal (as defined in the merger agreement) and accept a superior proposal if it determines that its fiduciary duties so require, upon payment to 3D Systems of a termination fee of $1,025,000 plus the reimbursement of 3D Systems' out of pocket expenses.

     - Discussions with Management and Advisors. Our board of directors discussed and considered in detail all aspects of the offer and merger with our executive management and our financial and legal advisors.

     - Ability of 3D Systems to Finance the Offer. Our board of directors considered the fact that the commencement of the offer is subject to 3D Systems' ability to secure financing commitments in an amount sufficient to fund the acquisition. In considering this factor, our board of directors reviewed 3D Systems' financial condition and industry position.

     - Indicia of Shareholder Support. Our board of directors considered the fact that significant shareholders of our company, beneficially holding in the aggregate approximately 47.93% of our shares, calculated on a fully diluted basis, intended to enter into the tender and voting agreements.

     - Minimum Condition. Our board of directors considered that the tender offer condition requiring a minimum of 67% of the shares of our common stock be tendered in response to the offer, which cannot be waived by 3D Systems, has the effect of requiring that the offer not be consummated unless a majority of the outstanding shares, other than shares owned by 3D Systems or Tiger Deals, have been validly tendered and not withdrawn.

     - Pending Litigation. Our board of directors considered the continuing effect on our company of certain pending intellectual property litigation matters in which we are involved with EOS GmbH ElectrOptical Systems in the United States, France, Germany, Japan and Italy, weighing the risks of further litigation against the ability to permit our shareholders to receive a substantial premium over the current market price for their stock. We refer you to our annual report on Form 10-K for the year ended December 31, 2000, as amended, and other reports filed with the SEC for a description of our litigation with EOS in other countries. In 2000, EOS initiated a patent infringement suit against us in federal court in California alleging that we have infringed and continue to infringe certain U.S. patents licensed to EOS by 3D Systems covering liquid-based photopolymer systems. EOS has been seeking to join 3D Systems as a party to this litigation. While we believe that we do not infringe any valid claims of these patents, and in any event have valid defenses against such allegations, our board of directors considered the possible effect of this litigation on our operations. Our board of directors considered the following factors, among others:

        - the inherent uncertainty, expense and disruption to our business, including the likelihood that such litigation would further divert our management's attention from our business and operations, and the further uncertainty, expenses and distraction that would be caused by adding 3D Systems as a party to the litigation proceedings;

        - the material adverse effect that our business and operating results would suffer if we, for whatever reason, were unable to prevail in this litigation; and

        - the possibility of significant monetary liability and/or invalidity of some patents in the event that we were unable, for whatever reason, to prevail in this litigation, which could force us to take one or more of the following actions:

           - pay substantial amounts as damages;

           - cease selling our products that use the challenged intellectual property;

           - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

           - redesign those products that use infringing intellectual property.

     - Limited Conditions to Consummation. Our board of directors considered that 3D Systems and Tiger Deals have committed to consummate the offer subject only to a limited number of conditions as set forth in Section 14 of the offer to purchase, which is filed as Exhibit 1 to this Schedule 14D-9.

     - Transaction Structure. Our board of directors evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding shares of our common stock. Our board of directors considered that the cash tender offer enabled our shareholders the opportunity to obtain cash for all of their shares at the earliest possible time.

     - Certainty of Value. Our board of directors considered the fact that the purchase price in the offer and the merger would be cash, thus eliminating any uncertainties in valuing the consideration to be received by our shareholders. If any consideration were to be received in the form of stock, these uncertainties might be particularly acute in light of the recent volatility in the price of our common stock, as well as the volatility in the market prices of shares of comparable companies and in the Nasdaq Stock Market in general.

     - Potential Conflicts of Interest. Our board of directors considered the interests and potential conflicts of interest of some of our executives in the offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

     - Our Future Prospects. Our board of directors considered the fact that all holders of shares (except for 3D Systems and Tiger Deals) whose shares are purchased in the offer will not participate in our future growth. Because of the risks and uncertainties associated with our future prospects, our board of directors concluded that this detriment was not reasonably quantifiable. Our board of directors also concluded in their judgment that obtaining a cash premium for the shares now was preferable to enabling the holders of shares to have a speculative potential future return.

     The description set forth above is not intended to be exhaustive but merely summarizes the primary factors considered by our board of directors. In view of its many considerations, our board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of our board of directors may have given different weights to the various factors considered. After weighing all of these considerations, and after careful deliberations, our board of directors approved the terms of the offer and recommended that holders of our common stock tender their shares in the offer.

  Intent to Tender

     After reasonable inquiry and to DTM's current knowledge, each of our executive officers and directors currently intends to tender all common stock held of record or beneficially owned by such person to 3D Systems and Tiger Deals in the offer, except for persons who by tendering would incur liability under Section 16(b) of the Exchange Act. DTM Acquisition Company, L.P. and John
S. Murchison, III, our Chief Executive Officer and President, entered into tender and voting agreements with 3D Systems and Tiger Deals with respect to approximately 3.7 million shares of our common stock, or approximately 47.93% of our shares on a fully diluted basis.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated March 12, 2001, we engaged Hoak Breedlove to act as our financial advisor in connection with the consideration of acquisition offers and, if requested by us, to render to our board of directors an opinion with respect to the fairness, from a financial point of view, to our shareholders of the consideration to be received in any such acquisition.

     Hoak Breedlove is an institutional investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The special committee selected Hoak Breedlove to serve as our financial advisor because of its expertise and reputation.

     Pursuant to the letter agreement, we agreed to pay Hoak Breedlove the following fees for its financial advisory services:

     - a fee of $50,000, payable in cash on the date of the letter agreement;

     - a fee of $100,000, payable upon delivery of the final written fairness opinion; and

     - a fee, payable at the closing of the merger, in an amount equal to the greater of (a) $200,000 or (b) the sum of 1.0% of the purchase price (as defined in the letter) up to $45.0 million plus 3.0% of the purchase price in excess of $45.0 million.

     The fees paid upon execution of the letter and the rendering of the fairness opinion will be credited against the transaction success fee payable at closing. Pursuant to the Hoak, Breedlove letter agreement, we also agreed to:

     - reimburse Hoak Breedlove for reasonable expenses upon request;

     - indemnify Hoak Breedlove against any and all losses, claims, damages or liabilities arising in any manner out of or in connection with the rendering of services under the letter agreement, including the offer and merger, except to the extent that such liabilities are found in a final court judgment to have resulted directly from Hoak Breedlove's gross negligence or willful misconduct; and

     - reimburse Hoak Breedlove for all reasonable expenses, including fees of legal counsel, incurred by Hoak Breedlove in investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising out of the transactions contemplated by the letter agreement.

     Except as described above, neither we nor any person acting on our behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the offer or the merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in our common stock have been effected during the past 60 days by us or, to our knowledge, any of our executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as described in this Schedule 14D-9, we are not currently undertaking or engaged in any negotiations in response to the offer that relate to a tender offer or other acquisition of our securities by us or any other person; an extraordinary transaction, such as a merger, reorganization or liquidation, involving us; a purchase, sale or transfer of a material amount of our assets; or any material change in our present dividend rate or policy, our indebtedness or capitalization.

     Except as described in this Schedule 14D-9, there are no transactions, resolutions of our board of directors, agreements in principle, or signed contracts in response to the offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

  Texas Business Corporation Act

     Under the TBCA, if Tiger Deals acquires, pursuant to the offer or otherwise, at least 90% of the outstanding shares of our common stock, Tiger Deals will be able to effect the merger after consummation of the offer without a vote of our shareholders. However, if Tiger Deals does not acquire at least 90% of

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

the shares pursuant to the offer or otherwise and a vote of our shareholders is required under Texas law, a significantly longer period of time will be required to effect the merger. Tiger Deals and 3D Systems have each agreed to cause all of the shares owned by them to be voted in favor of the adoption of the merger agreement, so shareholder approval of the merger is assured if the offer is completed.

     Article 13 of the TBCA, known as the Business Combination Statute, purports to regulate business combinations of a corporation, like our company, organized under Texas law, with a shareholder owning beneficially 20% or more of the outstanding voting stock of such corporation, such shareholder being an affiliated shareholder. We have not opted out of the Business Combination Statute in either our articles of incorporation or bylaws. However, on April 2, 2001, our board of directors approved of Tiger Deals and 3D Systems becoming affiliated shareholders and approved the offer and the merger and the other transactions contemplated by those agreements, and, by doing so, made the Business Combination Statute, which is described below, inapplicable to the offer, the merger and the transactions contemplated by those agreements.

     The Business Combination Statute provides, in relevant part, that we shall not engage in any business combination with an affiliated shareholder for a period of three years following the date such person first becomes an affiliated shareholder, unless:

     - prior to the date such person first becomes an affiliated shareholder, our board of directors approved either the business combination or the purchase or acquisition of shares by the affiliate shareholder which resulted in such person's becoming an affiliated shareholder; or

     - on or within six months of the date such person becomes an affiliated shareholder, the business combination is approved at an annual or special meeting of our shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of our company which is not owned by the affiliated shareholder.

     Pursuant to Article 13.02.A(3) of the TBCA, a person or entity will be considered a beneficial owner of shares owned by another person or entity if there is a written or other agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the shares.

  Foreign Filings

     3D Systems and DTM each conduct operations in a number of foreign jurisdictions where regulatory filings or approvals maybe required or desirable in connection with the offer. 3D Systems and DTM are currently in the process of analyzing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. It is possible that one or more of those filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the merger, may not be obtained prior to consummation of the merger.

  Litigation

     On April 6, 2001, a purported class action complaint under the caption Spinner v. Goldstein was filed in the 200th District Court of Travis County in the State of Texas, against us, some of our directors and 3D Systems. The complaint alleges that the defendants breached their fiduciary duties to our shareholders in connection with the negotiation and execution of the merger agreement and the transactions contemplated by the merger agreement. The complaint seeks declaratory and injunctive relief, rescission and rescissory damages of the proposed transaction if consummated, compensatory damages, costs and attorneys' fees and other relief the court may deem just and proper. We have attached a copy of the complaint as Exhibit 17 and this summary is qualified in its entirety by reference to the complaint. We believe the allegations in the complaint are without merit and intend to defend them vigorously.

ITEM 9. EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.     Offer to Purchase dated April 30, 2001 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by 3D Systems on April 30, 2001).
   2.     Letter of Transmittal (incorporated herein by reference to
          Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on
          April 30, 2001).
   3.     Agreement and Plan of Merger dated as of April 2, 2001 by
          and among DTM Corporation, 3D Systems Corporation and Tiger
          Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by DTM Corporation on April 6, 2001).
   4.     Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and DTM
          Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by
          DTM on April 6, 2001).
   5.     Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and John S.
          Murchison, III (incorporated herein by reference to Exhibit
          2.3 to the Current Report on Form 8-K filed by DTM on April
          6, 2001).
   6.     Item 11 "Executive Compensation" and Item 13 "Certain
          Relationships and Related Transactions" of DTM Corporation's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000 filed on March 19, 2001, as amended by the
          Form 10-K/A filed by DTM Corporation on April 23, 2001
          (incorporated by reference herein).
   7.     Severance Agreement dated March 30, 2001 by and between DTM
          Corporation and John S. Murchison, III (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form
          8-K filed by DTM on April 6, 2001).
   8.     Severance Agreement dated March 30, 2001 by and between DTM
          Corporation and Geoffrey W. Kreiger (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
   9.     Severance Agreement dated March 30, 2001 by and between DTM
          Corporation and Patrick Lordi (incorporated herein by
          reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
  10.     Severance Agreement dated March 30, 2001 by and between DTM
          Corporation and Kevin McAlea (incorporated herein by
          reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
  11.     Severance Agreement dated March 30, 2001 by and between DTM
          Corporation and Ronald K. Skaggs (incorporated herein by
          reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
  12.*    Article VIII from DTM Corporation's Amended and Restated
          Articles of Incorporation.
  13.*    Confidentiality Agreement dated March 17, 2001 between DTM
          Corporation and 3D Systems.
  14.*    Exclusivity Letter Agreement dated March 17, 2001 between
          DTM Corporation and 3D Systems.
  15.     Opinion of Hoak Breedlove Wesneski & Co. dated April 2, 2001
          (included as Annex A to this Schedule 14D-9).
  16.     Joint press release issued on April 3, 2001 by 3D Systems
          Corporation and DTM Corporation (incorporated herein by
          reference to Exhibit 99.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
  17.*    Complaint captioned Spinner v. Goldstein dated April 6, 2001 against DTM Corporation, certain of its directors and 3D
          Systems.

---------------
* Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2001
                                          DTM CORPORATION

                                          By:  /s/ JOHN S. MURCHISON, III
                                            ------------------------------------
                                                   John S. Murchison, III
                                                Chief Executive Officer and
                                                          President

                                    ANNEX A
                         HOAK BREEDLOVE WESNESKI & CO.
                             TEMPLE-INLAND BUILDING
                              1300 S. MOPAC EXPWY.
                                   SUITE 300
                              AUSTIN, TEXAS 78746
                                TEL 512.434.8250
                                FAX 512.434.8251

CONFIDENTIAL

April 2, 2001

Board of Directors
DTM Corporation
1611 Headway Circle
Building 2
Austin, TX 78754

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.0002 per share (the "Shares"), of DTM Corporation (the "Company") of the $5.80 per Share in cash to be received by such holders in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, which is proposed to be entered into among 3D Systems Corporation ("Parent"), a wholly-owned subsidiary of Parent ("Buyer"), and the Company (the "Agreement"). Subject to the terms of the Agreement, Parent will cause Buyer to commence a tender offer for all the Shares (the "Tender Offer") at a price equal to $5.80 per Share in cash for each Share accepted. The Agreement further provides that, following purchase of the Shares pursuant to the Tender Offer, Buyer will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding Share not acquired by Buyer in the Tender Offer will be converted into the right to receive $5.80 in cash.

In connection with this opinion, we have reviewed, among other things, a draft of the Agreement; Annual Reports on Form 10-K of the Company for the five years ended December 31, 2000; certain Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed certain financial and stock market data of the Company; we have compared those data with similar data for other publicly held companies in businesses similar to the Company; and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected that we deemed comparable. We also considered other information, financial studies, analyses and investigations and financial, economic and market criteria we deemed relevant. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have not been requested to evaluate, and have not evaluated or considered, the potential tax effect of the Transaction on any holder of Shares. We reviewed another recent third-party proposal for a

Board of Directors
DTM Corporation
April 2, 2001
Page 2

business combination with the Company, discussed the proposal with the third party, and discussed the proposal with the Special Committee of the Board of Directors of the Company formed for the purpose of evaluating the Transaction and such proposal. However, we were not requested to, and did not, solicit other third-party indications of interest in acquiring all or any portion of the Company.

We will be receiving a fee in connection with rendering this opinion, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of business, Hoak Breedlove Wesneski & Co. and its affiliates may actively trade the equity securities of the Company or the Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company (including its Special Committee) and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with, or how any holder of Shares should vote with respect to, the Transaction. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Hoak Breedlove Wesneski & Co. be made, without our prior written consent, except that it may be reprinted in full in the Company's Schedule 14D-9 with respect to the Tender Offer and the Company's proxy statement or information statement, if any, with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof the $5.80 per Share in cash to be received by the holders of Shares in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

HOAK BREEDLOVE WESNESKI & CO.

By: /s/ WILLIAM M. ASHBAUGH
    -------------------------------------------------------
    William M. Ashbaugh
    Managing Director

                                    ANNEX B

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     NO VOTE OR OTHER ACTION OF DTM CORPORATION'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO DTM CORPORATION.

                                    GENERAL

     We are mailing this Information Statement on or about April 30, 2001 to the holders of record of shares of our common stock, par value $0.0002 per share, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 we filed with the Securities and Exchange Commission on April 30, 2001. You are receiving this document in connection with the possible election of persons designated by 3D Systems to our board of directors. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated April 2, 2001, by and among 3D Systems, Tiger Deals, Inc., a wholly owned subsidiary of 3D Systems, and us.

     The merger agreement provides that, after the purchase by Tiger Deals of at least 67% of the outstanding shares of our common stock pursuant to the tender offer, 3D Systems will be entitled to designate up to the number of directors, rounded up to the next whole number, on our board of directors that will make the percentage of our directors designated by 3D Systems equal to the percentage of the total number of shares of our common stock then outstanding that 3D Systems or any of its wholly-owned subsidiaries, including Tiger Deals, owns. We have agreed in the merger agreement to take all action necessary to cause the directors designated by 3D Systems to be elected to our board of directors, including increasing the size of our board of directors or securing the resignations of incumbent directors or both. Until the closing of the merger, under the terms of the merger agreement, at least two members of our board of directors must be independent.

     You are urged to read this document carefully. You are not, however, required to take any action in connection with this document.

     The information contained in this document concerning 3D Systems and Tiger Deals has been furnished to us by 3D Systems. We assume no responsibility for the accuracy or completeness of their information.

                             OUR VOTING SECURITIES

     Our common stock is our only class of voting securities outstanding. Each share of our common stock has one vote. As of April 26, 2001, we had 7,819,915 fully diluted shares of our common stock.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Our board of directors currently consists of five members. 3D Systems has informed us that its designees to our board of directors will be any of G. Walter Loewenbaum II, Brian K. Service, E. James Selzer or Grant R. Flaharty or any other of the directors and executive officers of 3D Systems or Tiger Deals described in the section "Information Concerning Us" in the Offer to Purchase, dated April 30, 2001, of Tiger Deals, a copy of which is being mailed to you together with our Schedule 14D-9 and this document. We incorporate by reference the information in that section of the offer to purchase. The business address of each of 3D Systems' designees is c/o 3D Systems, 26081 Avenue Hall, Valencia, California 91355.

     During the last five years none of our directors or executive officers nor 3D Systems' designees to our board of directors has (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of our directors and executive officers and each of 3D Systems' designees to our board of directors is a citizen of the United States.

     3D Systems and Tiger Deals have advised us that none of their designees to our board of directors (1) currently serves on our board of director or holds any position with us, (2) has any familial relationship with any of our directors or executive officers and (3) to their knowledge, beneficially owns any of our equity securities (or rights to acquire any such securities). We have been advised by 3D Systems and Tiger Deals that, to their knowledge, none of their designees to our board of directors has been involved in any transaction with us or any of our directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed in this document, in the Schedule 14D-9 filed by us or in the Schedule TO filed by 3D Systems and Tiger Deals in connection with the tender offer.

     G. Walter Loewenbaum II is currently a director and Chairman of the board of directors of 3D Systems. Mr. Loewenbaum has been a director of 3D Systems since March 1999, serving as Vice Chairman of the board of directors until September 1999 when he was elected Chairman of the board. Mr. Loewenbaum is the Managing Director of LeCorgne Loewenbaum LLC. Prior to that, he served as the Chairman and Chief Executive Officer of Loewenbaum & Company (formerly Southcoast Capital Corp.), an investment banking and investment management firm that he founded. Mr. Loewenbaum is also a director of Luminex Corporation, a value-added manufacturer of laboratory testing equipment.

     Brian K. Service is currently the President and Chief Executive Officer of 3D Systems. He is also a member of 3D Systems' board of directors. Mr. Service has been the President and Chief Executive Officer of 3D Systems since September 1999 and, since October 1999, has also served as the President and Chief Executive Officer of 3D Systems, Inc., a California corporation. Mr. Service is a principal of Regent Pacific Management Corporation, an international turnaround management firm, and he provides services to 3D Systems pursuant to an agreement between 3D Systems and Regent Pacific. Prior to Regent Pacific, Mr. Service served as the Chief Executive Officer of Salmond Smith Biolab, Ltd. Prior to that, he was the Chief Executive Officer of Milk Products, Inc. Mr. Service also has been a director of Visual Data Corp. since July 1997 and a director of EDNet since August 1998.

     E. James Selzer is currently the Chief Financial Officer and Vice
President -- Finance of 3D Systems. Mr. Selzer served as the Vice
President -- Finance from April 2000, when he joined 3D Systems, to November 2000, at which time he was promoted to his current position. From January 1999 to March 2000, he was a partner in the financial consulting firm of Whitewolf Partners, LLP where he served as a consultant to several companies, including 3D Systems. From January 1998 to January 1999, he served as the Chief Financial Officer of Pico Products, Inc. Prior to that, from May 1994 to January 1998, Mr. Selzer was a senior associate with Jay Alix & Associates, a turnaround management firm.

     Grant R. Flaharty is currently the Senior Vice President of Worldwide Sales and Marketing of 3D Systems. Mr. Flaharty has served in this position since May 2000 and is responsible for European operations. Effective January 2001, Mr. Flaharty's duties include worldwide field service as well. Mr. Flaharty served as the Vice President, General Manager of 3D Systems Europe, from September 1999 to May 2000 after joining 3D Systems as the Worldwide Controller in April of 1998. He was formerly employed by Qualcomm, Inc., a developer of wireless communications products, as the Director of Manufacturing Finance. Prior to Qualcomm, he worked for Motorola, Inc. as an Operations Controller.

THE CURRENT MEMBERS OF OUR BOARD OF DIRECTORS

     The following table sets forth the name and age of each member of our board of directors as of the date of this document.

                            NAME                              AGE
                            ----                              ---
Lawrence Goldstein..........................................  37
Anthony Mariotti............................................  40
John S. Murchison, III......................................  60
Paul W. Murrill.............................................  66
James B. Skaggs.............................................  63

     Except as indicated below, each director has been engaged in the principal occupation set forth below during the past five years. There are no family relationships between any of our directors or executive officers.

     Lawrence Goldstein has served as a member of our board of directors since February 1999. Mr. Goldstein joined Seed Capital Partners, a venture capital firm, as Vice President in May 1994 and assumed the position of President in July 1998. In addition, he has been a principal of Proactive Finance Group, LLC since its inception in August 1997. Mr. Goldstein serves as a member of our compensation committee.

     Anthony Mariotti has served as a member of our board of directors since February 1999. Since August 1997, Mr. Mariotti has served as the Managing Member of Proactive Finance Group, LLC. Prior to that, he served as the interim Chief Financial Officer and Chief Operating Officer of Skipstone, Inc. from April 1996 until July 1997. From August 1991 until April 1996, Mr. Mariotti was an independent financing and business advisor. Mr. Mariotti serves as a member of our compensation committee.

     John S. Murchison, III joined us as Chief Executive Officer and President in September 1990. He was a member of our board of directors from September 1990 through September 1993 and currently serves as a member of our board of directors, having been again elected as a member of the board of directors in March 1996.

     Paul W. Murrill has served as a member of our board of directors since January 2001. He has been a professional engineer for over 25 years. Dr. Murrill serves as a member of our audit and ethics committee. Dr. Murrill is also a director of Howell Corporation, a publicly-held diversified energy company, Tidewater Inc., a publicly-held oil services company, ChemFirst Inc., a publicly-held specialty chemical company, and Entergy Corporation, a public utility holding company.

     James B. Skaggs has served as a member of our board of directors since February 1999. In June 1998, Mr. Skaggs retired from Tracor, Inc., a publicly-held defense electronics and information systems company, where he had served as President, Chief Executive Officer and Chairman of the Board since March 1990. Mr. Skaggs serves as a member of our audit and ethics and compensation committees. Mr. Skaggs is also a director of Alamo Group Inc., a publicly-held vegetation maintenance equipment manufacturing company.

OUR CURRENT EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of our executive officers as of the date of this document.

        EXECUTIVE OFFICERS          AGE                      POSITION
        ------------------          ---                      --------
John S. Murchison, III............  60         Chief Executive Officer and President
                                               Chief Financial Officer, Treasurer
Geoffrey W. Kreiger...............  51           and Secretary
Patrick Lordi.....................  50         Vice President, Worldwide Sales
                                               Vice President, Marketing and
Kevin McAlea......................  42           Business Development
Ronald K. Skaggs..................  39         Vice President, Worldwide Services

     John S. Murchison, III joined us as Chief Executive Officer and President in September 1990. Prior to joining us, Mr. Murchison was General Manager for the Pratt Group, a privately held Australian-based company with worldwide holdings in packaging, insurance, banking and trading, from 1987 to 1990.

     Geoffrey W. Kreiger was appointed Chief Financial Officer, Treasurer and Secretary in 1999. He had been Controller since joining us in 1997. Prior to joining us, Mr. Kreiger was Executive Vice President of Austin Software Foundry, Inc., from 1996 to 1997. Prior to that, he was President, Datamarine Unit, and Chief Financial Officer and Director of Datamarine International, Inc., a manufacturer of communications equipment and consumer electronics, from 1988 to 1995. Mr. Kreiger is a Certified Public Accountant.

     Patrick Lordi joined us in November 2000 as Vice President, Worldwide Sales. Prior to joining us, Mr. Lordi was Vice President of Global Sales and Services at Cymbolic Sciences International, a professional imaging equipment manufacturer, from 1998 to 2000. Prior to that, he was Vice President of Sales and Marketing of Photometrics, Ltd, a scientific digital imaging equipment manufacturer, from 1993 to 1998. He also held sales and management positions with Nicolet Instruments Corporation and Beckman Instruments.

     Kevin McAlea, Ph.D. was appointed Vice President, Marketing and Business Development in 1997. He had been Director of Process and Materials Research since joining us in 1993. Prior to joining us, Dr. McAlea spent more than eight years in materials research and development for General Electric Company. His last position was managing the Polymer Physics Program at GE's Corporate Research and Development Center.

     Ronald K. Skaggs joined us in September 2000 as Vice President, Worldwide Services. Prior to joining us, Mr. Skaggs was Director of Customer Service for North America at Gretag Imaging, a professional imaging manufacturer. He held a similar position with Cymbolic Sciences International from 1995 to 1998.

BOARD COMMITTEES AND MEETINGS

     Our board of directors held nine meetings during the fiscal year ended December 31, 2000. Each incumbent director attended or participated in at least 75% or more of (1) the total number of meetings of our board of directors held during the period for which he has been a director and (2) the total number of meetings held by all committees of the board on which such director served during the 2000 fiscal year.

     Our board of directors has an audit and ethics committee and a compensation committee. Our board of directors does not have a nominating committee.

  Audit and Ethics Committee

     The audit and ethics committee reports to the board of directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of the audit and ethics committee for the 2000 fiscal year were Mr. Skaggs and Thomas G. Ricks, who resigned from our board of directors on April 24, 2001. Dr. Murrill was appointed a member of our audit and ethics committee in March 2001. The audit and ethics committee held two meetings during the 2000 fiscal year.

     The board of directors adopted and approved a written charter for the audit and ethics committee in February 2001, a copy of which is attached to this document as Appendix I. The board of directors has determined that all members of the audit and ethics committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

  Compensation Committee

     The compensation committee currently consists of three directors, Messrs. Goldstein, Mariotti and Skaggs, and is primarily responsible for reviewing and approving our general compensation policies and for setting compensation levels for our executive officers. The compensation committee also has the authority to administer our equity incentive and bonus plans, including our Equity Appreciation Plan, our 1996, 1998 and 1999 stock option plans and our Management Incentive Plan. The compensation committee held five meetings during the 2000 fiscal year.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 26, 2001, by (a) all persons who are beneficial owners of 5% or more of our common stock, (b) each director and nominee for director, (c) the executive officers named in the summary compensation table of the section of this information statement entitled Executive Compensation and Other Information and (d) all current directors and executive officers as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

                                                                               PERCENTAGE
                                                                                   OF
                                                                 SHARES          SHARES
                                                              BENEFICIALLY    BENEFICIALLY
                      BENEFICIAL OWNER                           OWNED          OWNED(1)
                      ----------------                        ------------    ------------
DTM Acquisition Company, L.P.(2)............................   3,509,357         49.24%
  221 West 6th Street, Suite 1520
  Austin, Texas 78701
Lawrence Goldstein(3).......................................          --             *
John S. Murchison, III(4)...................................     239,028          3.35
Geoffrey W. Kreiger(5)......................................      79,500          1.12
Anthony Mariotti(6).........................................   3,509,357         49.24
Kevin McAlea, Ph.D.(7)......................................     115,207          1.62
James B. Skaggs(8)..........................................      16,000             *
Paul W. Murrill.............................................          --             *
Patrick Lordi...............................................          --             *
Ronald K. Skaggs............................................          --             *
Craig Wadham(9).............................................       4,500             *
All current directors and executive officers as a group (10
  persons)(10)..............................................   3,963,592         55.61

---------------
  *  Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after April 26, 2001 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

 (2) Based on Schedule 13D/A of Proactive Finance Group, LLC as filed with the Securities and Exchange Commission on April 6, 2001.

 (3) Mr. Goldstein is a limited partner in Proactive-DTM, L.P., which is the general partner of DTM Acquisition Company, L.P. Mr. Goldstein is also a limited partner in DTM Acquisition Company. Mr. Goldstein disclaims beneficial ownership of the shares held by DTM Acquisition Company.

 (4) Includes 235,028 shares of common stock issuable upon the exercise of option grants which will become exercisable within 60 days after April 26, 2001.

 (5) Represents 79,500 shares of common stock issuable upon the exercise of option grants which will become exercisable within 60 days after April 26, 2001.

 (6) Includes only shares owned by DTM Acquisition Company. Mr. Mariotti is the managing member of Proactive Finance Group, LLC, which is the general partner of Proactive-DTM, L.P., which is the general partner of DTM Acquisition Company. Mr. Mariotti is also a limited partner in Proactive-DTM, L.P. and DTM Acquisition Company. Mr. Mariotti disclaims beneficial ownership of the shares held by DTM Acquisition Company, except to the extent of his pecuniary interest in them arising from his ownership interests in Proactive Finance Group, LLC, Proactive-DTM, L.P.

     and DTM Acquisition Company. Mr. Mariotti's address is c/o Proactive Finance Group, LLC, 221 West 6th Street, Suite 1520, Austin, Texas 78701.

 (7) Represents 115,207 shares of common stock issuable upon the exercise of option grants which will become exercisable within 60 days after April 26, 2001.

 (8) Represents 16,000 shares of common stock issuable upon the exercise of option grants which will become exercisable within 60 days after April 26, 2001. Mr. Skaggs is a limited partner in DTM Acquisition Company. Mr. Skaggs disclaims beneficial ownership of the shares held by DTM Acquisition Company.

 (9) Represents 4,500 shares of common stock issuable upon the exercise of option grants which will become exercisable within 60 days after April 26, 2001.

(10) Includes 3,509,357 shares owned by DTM Acquisition Company, of which Messrs. Goldstein, Mariotti and Skaggs each disclaims beneficial ownership. Also includes 319,985 shares of common stock issuable upon the exercise of stock options which will become exercisable within 60 days after April 26, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The members of our board of directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 which require them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based upon (i) the copies of
Section 16(a) reports we received from such persons for their fiscal 2000 transactions in our common stock and their common stock holdings, and (ii) the written representations received from one or more of such persons that no other reports were required to be filed by them for fiscal 2000, we believe that all reporting requirements under Section 16(a) for fiscal 2000 were met in a timely manner by our directors, executive officers and greater than ten percent beneficial owners, except for one late filing by Paul W. Murrill of a Form 3 report in connection with Dr. Murrill becoming a member of our board of directors. Such Form 3 reported no transactions in our common stock.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION

     The following table provides certain summary information concerning the compensation earned by our Chief Executive Officer and each of our five other most highly compensated executive officers whose annual salary and bonus for fiscal 2000 was in excess of $100,000, or would have been had they served for all of fiscal 2000, for services rendered in all capacities to us and our subsidiaries for the fiscal years ended December 31, 1998, 1999 and 2000. No executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for fiscal 2000 has been excluded by reason of his or her termination of employment or change in executive status during that year.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                           ANNUAL COMPENSATION           ---------------
                                    ----------------------------------     SECURITIES       ALL OTHER
                                                          OTHER ANNUAL     UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS     COMPENSATION   OPTIONS/SARS(1)       (2)
---------------------------  ----   --------   --------   ------------   ---------------   ------------
John S. Murchison, III.....  2000   $175,500   $107,954         --               --           $3,681
  Chief Executive Officer    1999    170,000    109,480         --           85,000               --
  and President              1998    170,000         --         --           50,000               --
Geoffrey W. Kreiger........  2000    125,000     66,512         --               --            2,763
  Chief Financial Officer,   1999    106,667     50,600         --           85,000               --
  Treasurer and Secretary    1998     90,000         --         --           20,000               --
Kevin McAlea, Ph.D. .......  2000    139,000     68,402         --               --            3,596
  Vice President, Marketing  1999    135,000     62,100         --           85,000               --
  and Business Development   1998    135,000         --         --           25,000               --
Patrick Lordi(3)...........  2000     16,538         --         --           75,000               84
  Vice President,            1999         --         --         --               --               --
  Worldwide Sales            1998         --         --         --               --               --
Ronald K. Skaggs(4)........  2000     35,000     14,000         --           35,000              743
  Vice President,            1999         --         --         --               --               --
  Worldwide Services         1998         --         --         --               --               --
Craig Wadham(5)............  2000    110,000     30,305         --           10,000            2,536
  Vice President,            1999     99,250     27,531         --           17,000               --
  Research and Development   1998     99,350         --         --            7,500               --

---------------
(1) Consists of stock options under the 1996, 1998 and 1999 stock option plans.

(2) Consists of amounts contributed to each executive officer's 401(k) plan in amounts up to 6% of such officer's total compensation, equal to 25% of the amount contributed by the executive officer, and life and health insurance premiums paid by DTM on behalf of each executive officer, all in accordance with our compensation policy for all employees.

(3) Mr. Lordi commenced employment with us on November 15, 2000.

(4) Mr. Skaggs commenced employment with us on September 15, 2000.

(5) Mr. Wadham was appointed Vice President, Research and Development during fiscal 2000. He resigned his employment with us effective March 31, 2001.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     The following table contains information concerning the stock options granted to each of our executive officers named in the summary compensation table during fiscal 2000. The stock option grants were made under our 1999 plan. No stock appreciation rights were granted to our named executive officers during the 2000 fiscal year.

     The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the ten-year term of the option at its time of grant. It is calculated based on the assumption that our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.

     We granted these options under our 1999 plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 201,100 shares of common stock granted during fiscal 2000. The following table sets forth information concerning the individual grants of stock options to each of our named executive officers in fiscal 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                            -------------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                           % OF TOTAL                                        AT ASSUMED ANNUAL RATES
                            NUMBER OF       OPTIONS                  MARKET                             OF
                            SECURITIES     GRANTED TO   EXERCISE    PRICE ON                 STOCK PRICE APPRECIATION
                            UNDERLYING     EMPLOYEES     OR BASE    DATE OF                     FOR OPTION TERM(1)
                             OPTIONS       IN FISCAL      PRICE      GRANT     EXPIRATION   --------------------------
           NAME             GRANTED(#)        YEAR      ($/SH)(2)     ($)         DATE         5%($)         10%($)
           ----             ----------     ----------   ---------   --------   ----------   ------------   -----------
John S. Murchison, III....        --            --           --         --            --             --            --
Geoffrey W. Kreiger.......        --            --           --         --            --             --            --
Kevin McAlea, Ph.D........        --            --           --         --            --             --            --
Patrick Lordi.............    75,000(3)       37.3         3.50       3.50      12/20/10     165,084.84    418,357.40
Ronald K. Skaggs..........    35,000(3)       17.4         5.25       5.25      09/19/10     115,559.39    292,850.18
Craig Wadham..............    10,000(3)        5.0        3.625      3.625      03/09/10      22,797.43     57,773.16

---------------
(1) There can be no assurance provided to any executive officer or other holder of our securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from those option grants which were made to the named officers with an exercise price equal to the fair market value of the option shares on the grant date.

(2) The exercise price may be paid in cash or in shares of common stock valued at fair market value on the exercise date or in any other manner authorized by the plan administrator of the 1999 plan, pursuant to which the options were granted.

(3) Each option under the 1999 plan becomes exercisable for 35% of the shares upon the optionee's completion of one year of service measured from the grant date, 35% of the shares upon the second anniversary of such grant date and the remaining 30% of the shares on the third anniversary of such grant date. In the event of certain changes in our ownership or control pursuant to which the holders of our outstanding securities immediately prior to such transaction do not control more than 50% of the successor corporation's outstanding voting securities following such transaction or in the event that, over a period of two years, there is a change in the majority of the board by reason of one or more proxy contests for the election of board members, the option will automatically accelerate and become exercisable in full except to the extent such option is to be assumed by the successor entity or otherwise continued in effect. Should the optionee's service be terminated, whether by us and other than for cause or pursuant to a resignation by the optionee for good reason, within 12 months following a change in ownership or control in which such option does not otherwise accelerate, the option shall become exercisable in full. As a result of the completion of the tender offer, each of these options will accelerate and become fully vested.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END VALUES

     The following table provides information about stock options exercised in fiscal 2000 and options held as of December 31, 2000 by each of our named executive officers. No SARs were exercised during fiscal 2000 and none were outstanding at December 31, 2000. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold. None of the named executive officers exercised any stock options or stock appreciation rights during fiscal 2000.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                      NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT                   IN-THE-MONEY
                                                            FY-END(#)              OPTIONS AT FY-END($)(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                         -----------   -------------   -----------   -------------
John S. Murchison, III...........................    190,278        70,250         162,605        109,749
Geoffrey W. Kreiger..............................     43,750        61,250          66,293        101,258
Kevin McAlea, Ph.D...............................     77,957        62,750          80,887        102,758
Patrick Lordi....................................         --        75,000              --             --
Ronald K. Skaggs.................................         --        35,000              --             --
Craig Wadham.....................................     29,208        11,700          26,064         12,663

---------------
(1) Based upon the market price of $3.00 per share, determined on the basis of the mean of the high and low prices per share of common stock on the Nasdaq SmallCap Market on the last day of the 2000 fiscal year, less the option exercise price payable per share.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

     On March 26, 2001, the compensation committee of our board of directors, upon the recommendation of the special committee of our board of directors that was formed to consider and review the proposals we had received, unanimously approved and, on March 30, 2001 we entered into, severance agreements with John
S. Murchison, III, Geoffrey W. Kreiger, Patrick Lordi, Kevin McAlea and Ronald
K. Skaggs. The severance agreements were unanimously approved by the compensation committee of our board of directors and provide that in the event, in the case of Mr. Murchison, we experience a change of control, and, in the case of the other executive officers, a termination of such officer's employment occurs in connection with such a change in control, each officer will receive, among other benefits:

     - payments in an aggregate amount equal to one and one-half times such officer's salary in effect on the date of the severance agreement plus three-fourths of the maximum bonus payable to such officer under our management incentive plan; and

     - health care coverage for 18 months.

The payments will be made in equal installments at semi-monthly intervals over the 18 month period following the event.

     We do not have any employment agreements with any other executive officer.

     The plan administrator of the 1999 plan has the authority to provide for accelerated vesting of the shares of common stock subject to any outstanding options held by our chief executive officer or any other executive officer or any unvested shares actually held by such individual, including options granted or shares issued under the 1996 and 1998 stock option plans, in connection with certain changes in control or ownership of us or the termination of the officer's employment following such event.

DIRECTOR COMPENSATION

     In March 1996, we instituted a program under which our non-employee, non-affiliated directors are paid an annual retainer of $15,000, a meeting fee of $1,000 for each board meeting attended and a committee fee of $800 for each committee meeting attended. We permit directors to defer all or part of their compensation. Non-employee, non-affiliated directors whose service on our board of directors commenced after the fiscal year ended December 31, 1998 are not eligible to receive compensation under this program. Accordingly, none of our current directors is eligible to receive compensation.

     Under our 1999 plan, non-employee members of our board receive option grants at periodic intervals under the automatic option grant program of that plan and also receive discretionary option grants under the discretionary option grant program of such plan.

     Under the automatic option grant program of the 1999 plan, at each annual meeting of shareholders each individual who is to continue to serve as a non-employee member of our board will receive an option grant for 5,000 shares of our common stock, whether or not such individual has been in our prior employ. The shares subject to each annual 5,000-share grant will vest upon the optionee's completion of one year of service on our board measured from the grant date. Additionally, at the time of his or her initial election or appointment to the board, each non-employee board member will receive an option grant for 24,000 shares of common stock.

     Messrs. Goldstein and Mariotti have informed us that they waive their rights to receive option grants under the 1999 plan or any other director compensation for so long as DTM Acquisition Company holds at least a 20% interest in our company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of our board of directors currently consists of Messrs. Goldstein, Mariotti and Skaggs. None of these individuals has served as one of our officers or employees at any time during fiscal 2000 or at any other time.

     None of our current executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     It is the duty of the compensation committee to review and determine the salaries and bonuses of executive officers, including the Chief Executive Officer, and to establish the general compensation policies for such individuals. The compensation committee also administers the Management Incentive Plan and has the authority to make discretionary option grants to our executive officers under our stock option plans.

     The compensation committee believes that the compensation programs for our executive officers should reflect our performance and the value created for our shareholders. In addition, the compensation programs should support our short-term and long-term strategic goals and values and should reward individual contribution to our success. The compensation committee has reviewed and is in accord with the compensation paid to executive officers in fiscal 2000.

     General Compensation Policy. The fundamental policy of the compensation committee is to provide our executive officers with competitive compensation opportunities based upon their contribution to our development and financial success and their personal performance. It is the compensation committee's objective to have a portion of each executive officer's compensation contingent upon our performance as well as upon such executive officer's own level of performance. Accordingly, the compensation package for each executive officer is comprised of three elements: (a) base salary; (b) bonus which reflects both individual performance and our performance which, together with base salary, is designed primarily to be competitive with salary and bonus levels in the industry; and (c) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officer and our shareholders.

     Factors. The principal factors that were taken into account in establishing each executive officer's compensation package for fiscal 2000 are described below. However, the compensation committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

     - Base Salary. Each executive officer's base salary is adjusted each year on the basis of (a) the compensation committee's evaluation of the officer's personal performance for the year and (b) the competitive marketplace for persons in comparable positions. Our performance and profitability may also be a factor in determining the base salaries of executive officers.

     - Annual Incentives. The DTM Corporation Management Incentive Plan, or MIP, which was in effect for fiscal 2000 was established to provide opportunities to certain key management personnel to receive incentive compensation as a reward for levels of personal performance above the ordinary performance standards compensated by base salary. The MIP was designed to provide a competitive level of rewards if all relevant performance objectives were achieved. Participation in the MIP was limited to those key executives selected by the compensation committee that have the potential to influence our performance significantly and positively.

      Each participant was assigned for fiscal 2000 to an incentive category based on organizational level and potential impact on important company results. The participant categories defined the target level of incentive opportunity, stated as a percentage of base salary, that would be available to the participant. Category assignments were approved by the compensation committee. The annual incentive bonus for participants for fiscal 2000 was based on 12% to 60% of their base salary.

      The amount of the bonus payable to MIP participants was based primarily on our revenue growth and profitability for fiscal 2000. The compensation committee also considered other objective factors relevant to each individual eligible officer's particular position with us.

     - Long-Term Incentives. Generally, stock option grants are made annually by the compensation committee to each of our executive officers and other selected employees pursuant to the 1999 plan. Each grant is designed to align the interests of the executive officer with those of the shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner with an equity stake in the business. Each grant under our option plans allows the officer to acquire shares of our common stock at a fixed price per share, the market price on the grant date, over a specified period of time (up to ten years). Each option becomes exercisable in a series of installments generally over a three-year period (generally 35% on each of the first and second anniversary dates of the grant and 30% on the third such anniversary date), contingent upon the officer's continued service with us. Accordingly, the option will provide a return to the executive officer only if he or she remains in our service during the vesting period, and then only if the market price of the shares appreciates over the option term. The compensation committee may also award performance shares, restricted shares, common stock and/or other incentive awards in accordance with the provisions of our option plans.

      The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the compensation committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with us, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The maximum number of shares in respect of which options and awards may be granted to any individual in any one year under the 1999 plan is 100,000. The compensation committee also takes into account the total number of existing vested or unvested options held by the executive officer, as well as the exercise prices of such options, in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors may vary from individual to individual.

     CEO Compensation. In setting the total compensation payable to our chief executive officer, John S. Murchison, III, for fiscal 2000, the compensation committee sought to make that compensation competitive with the compensation paid to persons with similar positions in the industry and in our geographic market, while at the same time assuring that a significant percentage of compensation was tied to our performance and stock price appreciation.

     The compensation committee adjusted Mr. Murchison's base salary for fiscal 2000 in recognition of his personal performance and with the objective of maintaining his base salary at a competitive level when compared with the base salary levels in effect for similarly situated chief executive officers.

     The remaining components of Mr. Murchison's fiscal 2000 compensation, however, were primarily dependent upon corporate performance. Mr. Murchison was eligible for a cash bonus under the MIP for fiscal 2000 conditioned on our attainment of performance goals with additional consideration to be given to individual business plan objectives. A $107,954 bonus was paid to him for fiscal 2000. The compensation committee did not award stock option grants to Mr. Murchison in fiscal 2000.

     Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly-held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. The limitation applies only to compensation which is not considered to be performance-based. Non-performance based compensation paid to our executive officers for fiscal 2000 did not exceed the $1 million limit per officer. Compensation deemed paid by us in connection with disqualifying dispositions of incentive stock option shares or exercises of non-statutory stock options granted under the 1999 plan qualifies as performance-based compensation for purposes of Section 162(m) if such plan is administered by a committee comprised solely of "outside directors" as defined under Section 162(m). The 1999 plan is currently administered by such a committee. However, because of the relationship between us and Proactive Finance Group, LLC as a result of a Financial Advisory Services Agreement between us and Proactive Finance Group, LLC dated February 16, 1999, the committee is not comprised solely of "outside directors" for purposes of Section 162(m). Accordingly, compensation deemed paid by us in connection with disqualifying dispositions of incentive stock option shares or exercises of non-statutory stock options granted under the 1999 plan will not qualify as performance-based compensation for purposes of the $1 million limitation per covered individual under Section 162(m).

     It is the opinion of the current compensation committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align our performance and the interests of our shareholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

     Submitted by the compensation committee of our board of directors:

                                          Lawrence Goldstein
                                          Anthony Mariotti
                                          James B. Skaggs

AUDIT AND ETHICS COMMITTEE REPORT

     The audit and ethics committee reports as follows with respect to the audit of our fiscal 2000 audited consolidated financial statements.

     Management is responsible for DTM's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of DTM's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The committee's responsibility is to monitor and oversee these processes.

     In this context, the committee has met and held discussions with management and the independent accountants. Management represented to the committee that DTM's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

     DTM's independent accountants also provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the committee discussed with the independent accountants that firm's independence.

     Based upon the committee's discussion with the management and the independent accountants and the committee's review of the representation of management and the report of the independent accountants to the committee, the committee recommended that the board of directors include the audited consolidated financial statements in DTM's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

                                          Thomas G. Ricks
                                          James B. Skaggs

STOCK PERFORMANCE GRAPH

     The graph below depicts a comparison of cumulative total shareholder returns for us, the Standard & Poors SmallCap 600 Index and a peer group of companies in the same line of business as us, which peer group was selected by us in good faith and consists of 3D Systems Corporation (NASD: TDSC) and Stratasys, Inc. (NASD: SSYS).

     The graph covers the period from May 2, 1997, the commencement date of our initial public offering, to December 31, 2000, and assumes that $100 was invested in our common stock on May 2, 1997 and concurrently in each index, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

     This information has been provided to us by Zack's Investment Research, Inc. The comparisons in the graph are required by regulations of the SEC and are not intended to forecast or to be indicative of the possible future performance of our common stock.

                  COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
                       ASSUMES INITIAL INVESTMENT OF $100
DTM PERFORMANCE GRAPH]

                                                        DTM CORP               S & P SMALLCAP 600            PEER GROUP ONLY
                                                        --------               ------------------            ---------------
May 1997                                                    100                         100                         100
1997                                                      17.19                      131.36                       72.99
1998                                                       12.5                      129.65                       59.67
1999                                                      19.53                      145.73                       73.23
2000                                                      37.51                      162.92                       81.61

     Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act or the Securities Exchange Act that might incorporate future filings made by us under those statutes, neither the preceding stock performance graph nor the compensation committee report is to be incorporated by reference into any such prior filings, nor will that graph or report be incorporated by reference into any future filings made by us under those statutes.

                                   APPENDIX I

                     DTM AUDIT AND ETHICS COMMITTEE CHARTER
                            AS AMENDED AND RESTATED

ORGANIZATION

     The audit and ethics committee of the board of directors shall be comprised of three or more directors who are independent of management and the Company. Members of the audit and ethics committee shall be considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company in compliance with the requirements of NASD Marketplace Rule 4310(c)(26) (the "Nasdaq Policy"). All audit and ethics committee members will be financially literate, and at least one member will have accounting or related financial management expertise.

STATEMENT OF POLICY

     The audit and ethics committee shall provide assistance to the directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting reporting practices of the Company, the quality and integrity of financial reports of the Company and the Company's practices for assuring ethical business conduct by its employees. In so doing, it is the responsibility of the audit and ethics committee to maintain free and open communication between the directors, the independent auditors, and the financial management of the Company.

RESPONSIBILITIES

     In carrying out its responsibilities, the audit and ethics committee believes its policies and procedures should remain flexible in order to best react to changing conditions, and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

     In carrying out these responsibilities, the audit and ethics committee will:

     - Obtain the full board of directors' approval of this Charter and review and reassess this Charter as conditions dictate (at least annually) to, among other things, ensure compliance with the Nasdaq Policy.

     - Review the Company's significant accounting principles, policies and practices.

     - Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its divisions and subsidiaries.

     - Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

     Have a clear understanding with the independent auditors that they are ultimately accountable to the board of directors and the audit and ethics committee, as the shareholders' representatives, who have the ultimate authority in deciding to engage, evaluate, and if appropriate, terminate their services.

     Review management's internal audit plans.

     Meet with the independent auditors and financial management of the Company to review the scope of the proposed annual audit and quarterly reviews for the current year and the procedures to be utilized, the appropriateness of the independent auditor's compensation, and at the conclusion thereof review such audit or review, including any comments or recommendations of the independent auditors.

     Review with the independent auditors, the adequacy and effectiveness of the accounting and financial controls of the Company both internal and external, and elicit any recommendations for the improvement

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of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

     Review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements and related company compliance policies.

     Review the proposed internal audit plans of the Company and review the results of such audits.

     Inquire of management, and the independent auditors about significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.

     Review the quarterly financial statements with financial management prior to the filing of the Form 10-Q (or prior to the press release of results, if possible) to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the committee by the auditors, including any items required to be communicated by the independent auditors in accordance with SAS 61 (see below). The chair of the committee may represent the entire committee for purposes of this review.

     Discuss certain matters required to be communicated to the audit committees in accordance with AICPA Auditing Standards (SAS) No. 61, including:

     (a) The auditors' responsibility under Generally Accepted Auditing
Standards;

     (b) Significant accounting policies;

     (c) Management judgments and accounting estimates;

     (d) Significant audit adjustments;

     (e) Other information in documents containing audited financial statements;

     (f) Disagreements with management including accounting principles, scope of audit and disclosures;

     (g) Consultation with other accountants by management, and

     (h) Difficulties encountered in performing the audit.

     Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Review with financial management and the independent auditors the results of their analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the committee by the auditors. Also review with financial management and the independent auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the organization's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.

     Provide sufficient opportunity for the independent auditors to meet with the members of the audit and ethics committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of audit.

     Review accounting and financial human resources and succession planning within the Company.

     Report the results of the annual audit to the board of directors. If requested by the board, invite the independent auditors to attend the full board of directors meeting to assist in reporting the results of the annual audit or to answer other director's questions (alternatively, the other directors, particularly the other

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

independent directors, may be invited to attend the audit and ethics committee meeting during which the results of the annual audit are reviewed).

     On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services as recommended by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take or recommend that the board of directors take appropriate action to ensure the continuing independence of the auditors.

     Submit the minutes of all meetings of the audit and ethics committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

     Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment that is appropriate.

     As deemed necessary, review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

     On an annual basis, at the minimum, review the Company's ethics policies and its procedures for assuring appropriate employees are aware of and are operating in accordance with these policies. Also, review, with Company management, the circumstances surrounding any major violations, and actions taken as a result, of the Company's ethics policies.

     Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the audit and ethics committee or the board of directors deems necessary or appropriate.

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